[Letterhead of Sullivan & Cromwell LLP]

May 6, 2011

Justin Dobbie, Esq.,

Nolan McWilliams, Esq.,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Chrysler Group LLC—Form 10 (File No. 000-54282)

Dear Messrs. Dobbie and McWilliams:

On behalf of our client, Chrysler Group LLC (the “Company”), we enclose herewith Amendment No. 4 (the “Amendment No. 4”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”). Amendment No. 4 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated May 2, 2011 concerning the Company’s Registration Statement as well as certain revised information and conforming changes resulting therefrom. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 4.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 4. The page references in the Staff’s comments refer to page numbers in Amendment No. 3, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 4. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement, and such proposed changes or supplements are reflected in the attached pages. The Company is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 4, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Securities and Exchange Commission

May 6, 2011

The Company has also indicated in certain responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends, Uncertainties and Opportunities

Vehicle Profitability, page 75

1.	We note that on page 75, you disclose that minivans, larger utility vehicles and pick-up trucks historically have been more profitable than your passenger cars. In addition, your disclosure on page 41 indicates that because these vehicles make up the majority of your vehicle sales, a shift in consumer preferences away from these more profitable vehicles could cause deterioration of your financial condition and results of operations. In this regard, please revise your disclosures in MD&A to provide more details regarding the relative profitability of your minivans, larger utility vehicles and pick-up trucks as compared to other less profitable vehicles. In addition, consider presenting a corresponding sensitivity analysis illustrating the potential impact that a shift in consumer preferences could have on your results of operations.

Response:

The Company has revised the disclosures on page 75 of Amendment No. 4 to reflect the Staff’s comment and our subsequent conversations.

Liquidity and Capital Resources—Chrysler Group, page 91

U.S. Treasury First Lien Credit Agreement, page 95

2.	We note the disclosure in the first paragraph on page 97 regarding an agreement with the U.S. Treasury. Please file this agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Securities and Exchange Commission

May 6, 2011

Response:

As described in Amendment No. 3, the Company and the U.S. Treasury entered into a letter agreement to clarify certain TARP compensation matters applicable to the Company following any repayment of the Company’s U.S. Treasury First Lien Credit Agreement. The Company has filed an unredacted copy of this letter agreement as an exhibit to the Registration Statement.

Audited Financial Statements of Chrysler Group LLC

Notes to the Financial Statements

Note 2. Basis of Presentation, Capitalization and Business Combination Accounting

Business Combination Accounting

Accrued Expenses and Other Liabilities, page 183

3.	We note from your response to prior comment 11 that you used historical data regarding profit margins on your service contract business as a basis for estimating the profit margin a market participant would expect to earn on the assumed deferred revenue and warranty obligations. Please revise the notes to your financial statements to disclose that the profit margins assumed in valuing the assumed deferred revenue and warranty obligations were based upon historical profit margins on the service contract business as you have noted in your response.

Response:

In response to the Staff’s comment, the Company has revised the text on page 57 of Amendment No. 4 under the caption “Item 2. Financial Information – Critical Accounting Policies” and on pages 183 and 184 of Amendment No. 4 in Note 2. Basis of Presentation, Capitalization and Business Combination Accounting of the Company’s audited consolidated financial statements, as reflected on the attached pages.

Note 17. Stock-Based Compensation

Restricted Stock Plans, page 226

4.

We note from your response to prior comment 15 and revised disclosure in Note 17 that the fair value of equity is divided by 600 million to estimate the fair value of a single Chrysler Group Unit. Given that there are 800 million Class A Membership Interests outstanding and 200 million Class B Membership Interests outstanding at December 31, 2010, please explain to us, and revise your disclosure to explain why you believe that 600 million is the appropriate amount to use in the calculation of the fair value of a single

Securities and Exchange Commission

May 6, 2011

Chrysler Group Unit. Also, as previously requested, please revise the notes to your financial statements to disclose the significant assumptions used in the valuation of the Membership Interests at the time of issuance of RSUs and Phantom Shares during 2009 and 2010. Your disclosures on page 62 of MD&A should be similarly revised.

Response:

The Company respectfully advises the Staff that the number of Class A Membership Interests and Class B Membership Interests authorized, issued and outstanding is 800,000 and 200,000 respectively, for a total of 1 million Membership Units. The conversion ratio of Membership Interests into a Chrysler Group Unit is based solely on the underlying plan documents which define a single Chrysler Group Unit as the equivalent of 1/600th of a Membership Interest. On the basis of 1 million Membership Interests outstanding as noted above, this equates to 600 million Chrysler Group Units.

Please note that the denominator used in the fair value calculation has no impact on the aggregate fair value of the Company’s obligations under these plans. Under the plan documents, should the Company’s capital structure change in the future, in most cases the units granted would be adjusted such that the value of awards would be unaffected by the change.

As the Company does not have a publicly observable share price, the valuation of its obligations under these plans is based on the assumptions described in the Registration Statement. On a regular basis the Company reviews the most recent valuation to confirm that the underlying assumptions are still appropriate. Based on the Company’s reviews there were no material changes as of the issuance dates or period ends to the key assumptions or inputs used in the Company’s discounted cash flow model. As such, except for those changes noted in the Company’s revised disclosure, the significant assumptions used in the discounted cash flow model did not change between valuation dates. In response to the Staff’s comment, the Company will revise the text on pages 62-63 of Amendment No. 4 under the caption “Item 2. Financial Information – Critical Accounting Policies – Stock-Based Compensation” and on page 226 of Amendment No. 4 in Note 17. Stock-Based Compensation to the Company’s audited consolidated financial statements to confirm that the assumptions set forth were used at the issuance date as well as each measurement date.

Securities and Exchange Commission

May 6, 2011

Note 18. Employee Retirement and Other Benefits, page 229

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

5.	We note from your response to prior comment 17 and revised disclosure in Note 18 that the discount rate used to determine the fair value of the VEBA Trust Notes at June 10, 2009 was 21%. Please explain to us and revise to disclose why this discount rate is greater than the WACC of 19.5% used to determine the fair value of the VEBA Trust membership interest and the discount rate of 18% used to determine the fair value of the Fiat contribution at June 10, 2009. Also, please revise to explain why the discount rates used to estimate the fair value of the four Canadian HCT Notes which ranged from 5.81% to 9.75% at December 31, 2010, are significantly less than the discount rates used to value the VEBA Trust Notes at December 31, 2009.

Response:

The Company respectfully advises the Staff that the differences in the discount rates used to measure the fair value of the VEBA Trust Note and the VEBA Trust membership interest are due, in part, to differences in whether the cash flows, and therefore the discount rates, are pre-tax or after-tax, consistent with guidance in ASC 820-10-55-6d. The cash flows used to estimate the fair value of the VEBA Trust Note were pre-tax cash flows. As such, a pre-tax discount rate reflecting the non-performance risk of the liability was used. By comparison, the cash flows used to estimate the fair value of equity were after-tax. As such, the WACC used to estimate the fair value of equity is an after-tax discount rate. The Company confirms to the Staff that the discount rate used to measure the VEBA Trust Note is consistent with the pre-tax cost of debt used as an input in estimating the after-tax WACC. The Company has revised the text on pages 53, 54, 56, and 62 of Amendment No. 4 under the caption “Item 2. Financial Information – Critical Accounting Policies,” on pages 172, 173 and 183 of Amendment No. 4 in Note. 2. Basis of Presentation, Capitalization and Business Combination Accounting, on page 226 of Amendment No. 4 in Note 17. Stock-Based Compensation and on page 235 in Note 18. Employee Retirement and Other Benefits, to reflect this concept.

The 18 percent discount rate used to measure the fair value of the intellectual property contributed by Fiat is also an after-tax discount rate. As disclosed on page 53 and page 172 of Amendment No. 4, the 18 percent discount rate is lower than the estimated WACC of 19.5 percent used to value the membership interests issued to the other members. Management believes this rate is appropriate because the intellectual property represents proven technology that had already been utilized by Fiat in its products. The Company does not believe additional disclosure of the differences in these discount rates would provide meaningful information to readers of the registration statement.

Securities and Exchange Commission

May 6, 2011

The discount rate of 11.7 percent used to determine the fair value of the VEBA Trust Note reflects the contractual payment terms as well as the non-performance risk associated with this instrument at December 31, 2009. Similarly, the discount rates ranging from 5.81 percent to 9.7 percent used to fair value the Canadian HCT Notes reflect the contractual payment terms and the non-performance risk of each tranche at December 31, 2010. Please refer to the Company’s revised text on page 235 of Amendment No. 4 in Note 18, Employee Retirement and Other Benefits, which includes an expanded discussion of the reasons for the differences in the discount rates used to estimate the fair values of the VEBA Trust Note and the Canadian HCT Notes.

Note 23. Subsequent Events, page 245

6.	We note from your response to prior comment 19 and your revised disclosure in Note 23 that on April 20, 2011 Fiat committed to exercise its call option to increase its ownership by 16% concurrent with the repayment of the Government Loans at an aggregate exercise price of $1,268 million, provided the repayment is done in the second quarter of 2011. Given that the amount of the Government Loans is significantly in excess of the $1,268 million amount at December 31, 2010, please revise to disclose the type of each government loan and corresponding amount that is expected to be repaid in the second quarter of 2011. Your response and revised disclosure should also include how you expect to repay the amounts and if applicable, the nature and terms of any new financing that will be obtained to fund the repayment of the loans.

Response:

As described in Amendment No. 3, on April 20, 2011, the limited liability company members of the Company reached an agreement under which the exercise price for Fiat’s incremental equity call option under the LLC Operating Agreement would be set. This exercise price would be applicable through June 30, 2011. Fiat agreed that it would exercise the incremental equity call option at this exercise price if the conditions to its exercisability were met, i.e. if the Company were able to repay its U.S. Treasury First Lien Credit Agreement and EDC Credit Facility on or prior to June 30, 2011. On May 2, 2011, the Company filed a current report on Form 8-K announcing that it intended to pursue a refinancing of these credit facilities through a new senior secured term loan and the issuance of secured debt securities. The precise terms and timing of these transactions remain subject to market conditions and agreement between the Company and prospective lenders and investors. The Company has revised the text on page 249 of Amendment No. 4 to describe this development.

Securities and Exchange Commission

May 6, 2011

7.	Please explain in the notes to the financial statements how the exercise by Fiat of its call option at an aggregate exercise price of $1,268 million will be accounted for in your financial statements. As part of your revised disclosure, please indicate the party that will receive the $1,268 aggregate exercise price and explain how the issuance of the 16% additional ownership interest will be reflected in your financial statements.

Response:

In response to the Staff’s comment, the Company has revised page 249 of Amendment No. 4 in Note 23. Subsequent Events to its audited consolidated financial statements.

*        *        *

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9109) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Linda Cvrkel

Claire Erlanger

(Securities and Exchange Commission)

Holly E. Leese, Esq.

Richard K. Palmer

Ronald J. Elder

(Chrysler Group LLC)